UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G
Under the Securities Exchange Act of 1934

Nuveen Premium Income Municipal Fund 2 (NPM)

(Name of Issuer)

Municipal Auction Rate Cumulative Preferred Shares

(Title of Class of Securities)

67063W201
67063W300
67063W409
67063W508
67063W607
67063W706
67063W805
67063W854
67063W862
67063W870
67063W888

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X   Rule 13d-1(b)

__  Rule 13d-1(c)

__  Rule 13d-1(d)

CUSIP No.: 67063W201; 67063W300; 67063W409; 67063W508; 67063W607; 67063W706; 67063W805; 67063W854; 67063W862; 67063W870; 67063W888

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  5. Sole Voting Power

  235

  6. Shared Voting Power

  N/A

  7. Sole Dispositive Power

  235

  8. Shared Dispositive Power

  N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person

235

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)

1.21%*
*Item 11, above, is calculated based on the aggregate amount of 19,501 outstanding auction rate preferred shares indicated by the Issuer's N-CSR filing, filed with the U.S. Securities and Exchange Commission on July 8, 2010, dated as of April 30, 2010.

12. Type of Reporting Person (See Instructions)

IA

Item 1.

  (a) The Name of the Issuer is: Nuveen Premium Income Municipal Fund 2.

  (b) The Address of the Issuer‘s Principal Executive Office is: Nuveen Funds, 333 West Wacker Drive, Chicago, IL 60606.

Item 2.

  (a) The name of the Person Filing is: Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder, Jo Ann Van Degriff, Partner Emeritus.

  (b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

  (c) Citizenship: Each of the Principals is a United States citizen. KIM is a New York corporation.

  (d) Title of Class of Securities: Municipal Auction Rate Cumulative Preferred Shares

  (e) CUSIP Number: 67063W201; 67063W300; 67063W409; 67063W508; 67063W607; 67063W706; 67063W805; 67063W854; 67063W862; 67063W870; 67063W888

Item 3.

If this statement is filed pursuant to § § 240.13d – 1 ( b ) or 240.13d – 2 ( b ) or ( c ), check whether the person filing is a:

  (a) ___ Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o ).

  (b) ___ Bank as defined in section 3 (a) (6) of the Act ( 15 U.S.C. 78c ).

  (c) ___ Insurance company as defined in section 3 ( a ) (6) of the Act ( 15 U.S.C. 78c ).

  (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C. 80 – a ).

  (e)  X      An investment adviser in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( E ).
  (f) ___ An employee benefit plan or endowment fund in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( F ).

  (g) ___ A parent holding company or control person in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( G ).

  (h) ___ A savings association as defined in Section 3 ( b ) of the Federal Deposit Insurance Act ( 12 U.S. C. 1813 ).

  (i) ___ A church plan that is excluded from the defininition of an investment company under section 3 ( c ) (14) of the Investment Company Act of 1940 ( 15 U.S. C. 80a – 3 ).

  (j) ___ Group, in accordance with § 240.13 – 1 ( b ) (1) ( ii ) ( J ).

Item 4.

(a) Amount beneficially owned: 235 shares

(b) Percent of class: 1.21%

(c) Number of shares as to which the person has:

  (i) Sole power to vote or to direct the vote: 235 shares

  (ii) Shared power to vote or to direct the vote: N/A

  (iii) Sole power to dispose or to direct the disposition of: 235 shares

  (iv) Shared power to dispose or to direct the disposition of: N/A

Item 5. Ownership of Five Percent of Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Accounts managed by KIM (the "Accounts") have the right to receive all dividends from, and any proceeds from the sale of the shares. None of the Accounts has an interest in shares constituting more than 5% of the shares outstanding.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   January 7, 2011